
August 7, 2014

Via E-mail:
Ed Riley
General Counsel
Avolon Holdings Limited
The Oval, Building 1
Shelbourne Road
Ballsbridge, Dublin 4
Ireland

> **Re: Avolon Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 25, 2014**
> **File No. 333-196620**

Dear Mr. Riley:

        We have reviewed the amendment to your registration statement and have the following comments.

Avolon Investments S.à r.l. Financial Statements for the Year Ended December 31, 2013
Consolidated Balance Sheets, page F-7

1.   We note the revisions you made in response to comment 32 from our letter dated July 3, 2014. Please revise to provide the information in the same order your balance sheet information is presented.

Consolidated Statements of Cash Flows, page F-10

2.   As indicated in your response to prior comment 33 from our letter dated July 3, 2014, we note that you intend to reclassify the changes in restricted cash from investing cash flows to financing cash flows on a prospective basis beginning with your June 30, 2014 quarterly financial statements. Prior periods will be reclassified as well and a footnote will be provided to explain the reclassification. We believe this reclassification should be presented in an amendment prior to the effectiveness of this registration statement. Please advise or revise accordingly.

(1) Summary of Significant Accounting Policies, page F-11
(f) Flight Equipment, page F-12

3.   We have reviewed your response to prior comment 35 from our letter dated July 3, 2014. We note that you purchased 39 aircraft in 2011, 38 aircraft in 2012, 26 aircraft in 2013

and seven aircraft during the three months ended March 31, 2014. Please tell us how many of these aircraft were subject to lease upon acquisition and quantify for us the purchase price of those aircraft.

(s) Net gain on disposal of flight equipment, page F-16

4.   We note your revised disclosures provided in response to prior comment 34 from our letter dated July 3, 2014. As disclosed on page 54, please clarify, if true, that substantially all of the risks and rewards of ownership pass to the new owner when title to the aircraft transfers.

5.   As indicated in Note (q) Flight Equipment Maintenance, we note that when flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as part of the net gain on disposal of flight equipment. Please expand your discussion herein to so clarify.

(q) Flight Equipment Maintenance, page F-15

6.   We have reviewed your response to prior comment 40 from our letter dated July 3, 2014. We appreciate that you are unable to reliably estimate whether any end-of-lease payments will be required or the amount of any such payments until such lease expires. We also understand that you have not had any leases expire as of December 31, 2011, 2012 and 2013 and therefore have not incurred any end-of-lease expenses. Your accounting policy states you recognize the payments of end-of-lease adjustments as leasing expenses when paid, as opposed to accruing for these expenses once you determine you are obligated to make an end-of-lease payment and can reasonably estimate the amount of such payment. Please advise or revise your accounting policy accordingly.

(13) Earnings Per Share, page F-29
(14) Share Capital, page F-30

7.   We have reviewed your responses to prior comments 44 and 48 from our letter dated July 3, 2014 and have the following additional comments.
   • The Company elected an accounting policy whereby the entire periodic adjustment to the carrying amount of each class is viewed as being akin to a dividend and, thus, should be reflected in EPS. Please identify the accounting literature which you are relying on.
   • You continue to indicate that basic earnings per share (EPS) is calculated by dividing income available to common stockholders by the weighted average of the Company's ordinary shares outstanding for each class of share after accretion of earnings to all classes of shares. Please clarify what you mean by "after accretion of earnings to all classes of shares." In this regard, it does not appear that your tabular presentation in Note 13 reflects your statement regarding your

earnings per share calculation. For each period presented, please provide us with your computations of earnings per share for each class of stock.

- Please better explain how you determined the accretion of earnings for each class of stock. While we note that the accretion of earnings is based upon the distribution rights of each class in the event of a liquidation or distribution, it is unclear how you determined the actual accretion amounts for each class for each period presented. Please provide us with more information concerning the nature of the distribution rights as well as the calculations you prepared for each class of stock.

8.   We have reviewed your response to prior comment 45 from our letter dated July 3, 2014. It is not clear why you have continued to present the pre-split number of Class A shares issued and outstanding as of December 31, 2012. Please provide us with the accounting literature you referenced to support your basis; otherwise, please retroactively reflect the 3 for 1 reverse stock split in your financial statements and corresponding disclosures throughout the filing. Refer to SAB Topic 4.C.

(15) Share-Based Compensation, page F-32

9.   We have reviewed your response to prior comment 50 from our letter dated July 3, 2014. We note that applying a P/B ratio of 1.1 to a book value of $1,200 yielded an equity value for the Company of $1,320. Please provide us with your detailed computations of how you allocated the $1,320 to the Class A, Class B and Class C shares and the resulting aggregate and per share values of such allocation. Please address the basis for any differences in the deemed per share fair values of the Class A, Class B and Class C shares.

(23) Subsequent Events, page F-42

10.   We note the revised disclosures you provided in response to prior comment 54 from our letter dated July 3, 2014. Specifically, we note that the amount of return for each class will depend upon whether specified exit thresholds have been reached. The Class A share return will increase disproportionately as the Class B and Class C share returns increase above a specified threshold, and any unvested Class A shares and options over Class A shares will be deemed vested for purposes of determining the number of common shares of Avolon Holdings due to each holder of Class A shares. Given that your Class A shareholders include management and certain other employees, please address whether the fact that the Class A share return will increase disproportionately results in any accounting implications such as the recognition of compensation expense as a result of the share exchange.

You may contact Jeff Gordon, Staff Accountant at 202-551-4313 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Jennifer A. Bench, Esq.
       Weil, Gotshal & Manges LLP